SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 -K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of November 2005

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as specified in its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: y	Form 40-F: o

(Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934.)

Yes: o	No: y

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____)

Enclosure:

A copy of the disclosure letter we filed today with the Philippine Stock Exchange and the Securities and Exchange Commission regarding the press release in connection with the Company’s financial condition and results of operations for the nine (9) months ended September 30, 2005.

November 8, 2005

Philippine Stock Exchange

4/F Philippine Stock Exchange Center

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Jurisita Quintos

SVP – Operations Group

Gentlemen:

In accordance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release attached thereto regarding the Company’s financial condition and results of operations for the nine (9) months ended September 30, 2005.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

November 8, 2005

Securities & Exchange Commission

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina Callangan

Corporation Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith five (5) copies of SEC Form 17-C with a press release attached thereto regarding the Company’s financial condition and results of operations for the nine (9) months ended September 30, 2005.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

COVER SHEET

P	W	-	5	5
SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	814-3552
Contact person	Contact Telephone No.

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday
Month		Day		FORM TYPE	Month		Day
Fiscal Year					Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles Number/Section

Total Amount of Borrowings
2,194,750 As of September 30, 2005	NA	NA
Total No. of Stockholders	Domestic	Foreign

-------------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  8 November 2005

Date of Report (Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 814-3664

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.             Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

______________________________________________________________

______________________________________________________________

______________________________________________________________

Press Release

NINE MONTHS’ CONSOLIDATED NET INCOME REACHES P25 BILLION;

ADDITIONAL DIVIDEND OF P21 PER SHARE DECLARED;

DEBTS REDUCED BY US$552 MILLION

  PLDT reports consolidated net income of P25 billion for the first nine months of 2005, 13% higher than P22.2 billion in the same period in 2004
  Core net income at P23.2 billion, before gains from foreign exchange and derivative transactions, an increase of 14% from previous year
  Core earnings for third quarter improves to P8.2 billion
  Consolidated service revenues up 4% year-on year to P89.7 billion; wireless service revenues increase 8% to P55 billion
  Consolidated EBITDA reaches P57 billion; consolidated EBITDA margin improves to 64% of service revenues
  Consolidated free cash flow expands to P41.5 billion, up from P27.5 billion in the same period in 2004
  PLDT reduces consolidated debt by US$552 million; debt reduction for FY05 to reach US$700 million

MANILA, Philippines, 8th November 2005 - Philippine Long Distance Telephone Company (“PLDT”) (PSE: TEL) (NYSE: PHI) today announced its financial results for the first nine months of 2005, reporting a consolidated net profit of P25 billion, an increase of 13% from the P22.2 billion net profit reported in the same period last year. Last year’s results benefited from a P4.4 billion gain realized from the Piltel debt exchange transaction. Consolidated net income, before gains from foreign exchange, the Piltel debt exchange and derivative transactions, rose to P23.2 billion in the first nine months of 2005, 14% over the adjusted and restated net income of P20.4 billion in the first nine months of 2004. Service revenues for the PLDT Group increased by 4% to P89.7 billion while consolidated EBITDA improved to P57 billion.

Consolidated free cash flow surged 51%, from P27.5 billion in the first nine months of 2004 to P41.5 billion in the same period in 2005. The PLDT Group now expects its aggregate debt reduction for the year to reach US$700 million, significantly ahead of the earlier stated target of US$600 million set at the end of the first half. These strong cash flows have allowed PLDT to also declare another interim dividend of P21 per share and increase the dividend payout target for 2005 to 40% of core earnings. The final dividend will be declared with the announcement of PLDT’s full year 2005 audited financial results early next year.

The increased debt reduction target resulted from PLDT’s acceptance of cash tender offers on its 2007 Notes amounting to US$50.9 million, which amount has been fully settled today. Simultaneous with the cash tender, PLDT obtained the necessary consents from holders of its 2007 and 2012 Notes to amend its restricted payments capacity while tightening its leverage ratio test. The amendments, which became operative from July 1, 2005 onwards, will give PLDT greater flexibility to make restricted payments, including the payment of dividends to common shareholders.

Wireless: Powering Along

Consolidated wireless service revenues increased to P55 billion in the first nine months of 2005, 8% higher than the P50.7 billion realized in the first nine months last year, with cellular subsidiaries, Smart Communications, Inc. (“Smart”) and Pilipino Telephone Corporation (“Piltel”) leading the way. Service revenues of P18.5 billion in the third quarter were 1% lower than second quarter revenues due to a more difficult macro-economic situation and various promotional activities, but were 4% higher than first quarter revenues.

Consolidated wireless EBITDA improved by 7% to P36.2 billion from P33.8 billion. Quarter-on-quarter EBITDA for the wireless business remained stable at P12.3 billion mainly due to lower marketing expenses. The EBITDA margin of 67% in the third quarter of 2005 bettered the full year 2004 EBITDA margin of 63% and improved on the second quarter 2005 margin of 66%.

The PLDT Group’s total cellular subscriber base remained at 20.8 million. The effect of the termination of SIM-swapping activities in May 2005 manifested itself in the third quarter as the PLDT Group reported net disconnections of 724 subscribers for the period compared to net activations of 1.0 million and 537,000 in the first and second quarters of 2005, respectively. Smart recorded net disconnections of approximately 43,500 subscribers while Talk ‘N Text added about 42,700 subscribers to end the nine months of 2005 with 15.8 and 5.0 million subscribers, respectively. This downward trend in the subscriber base is expected to continue for the balance of the year.

On October 20, Smart launched an enhanced version of Smart 258 Unlimited Text. The past few months have demonstrated that there is a segment of the market which continues to have an appetite for unlimited pricing packages. Accordingly, Smart’s unlimited offering has been refined to the point that network quality for all subscribers is preserved while encouraging a steady level of top-ups.

Smart’s cellular network has expanded to 38 switches and over 5,800 base stations covering 98% of the country’s population. In addition, approximately 1,400 of these base stations are equipped with wireless broadband capability. As of today, only 28 out of the 1,610 municipalities in the Philippines are not covered by Smart’s extensive network. Capital expenditures were P4.9 billion in the first nine months of 2005 with full year capex expected to be between P7.5 to P8.0 billion.

With the reduced capex spending, free cash flow swelled to P29.6 billion in the first nine months of 2005 from P16 billion in the first nine months of 2004. Smart has already distributed P20 billion to PLDT in the first nine months of 2005, of which P6 billion was paid in the third quarter. Smart expects to pay an additional P5 billion to PLDT in December 2005.

“We are constantly fine-tuning our service offerings to meet market demand in our effort to continue growing our revenues. Top line growth becomes even more challenging in light of the added pressure on disposable income on the part of consumers and on profits on the part of corporations, caused by rising prices of oil and other basic commodities. But, we are confident we will grow revenues in the fourth quarter,” explained Napoleon L. Nazareno, President and CEO of PLDT and Smart.

PLDT Fixed Line: Looking Ahead

Fixed Line service revenues improved to P36.7 billion in the first nine months of 2005 from P35.9 billion in the same period last year due to a significant increase in data revenues. Quarter-on-quarter, fixed line revenues also grew to P12.5 billion, as a result of a recovery in the national long distance and local exchange sectors.

Retail DSL continued its strong growth as broadband subscribers surpassed 75,000 while another 370,000 subscribers are using our Vibe dial-up Internet service. This subscriber base is expected to increase even further as network coverage expands and new bundling schemes are introduced.

EBITDA in the third quarter of 2005 was stable at P6.7 billion despite manpower rightsizing charges of P226 million booked during the period. EBITDA in the first nine months of 2005 increased by 4% to P20.3 billion and EBITDA margin improved slightly to 55% compared with 54% in the same period last year.

Capital expenditures for the first nine months of 2005 were P4.2 billion, which represented mainly the upgrade to the Next Generation Network, principally in respect of the IP core, transmission and access facilities. Full year capex is anticipated to reach no more than P5.5 billion compared to our earlier guidance of P7 billion.

PLDT’s free cash flow in the first nine months of 2005 remained healthy at P31.6 billion, supplemented by the P20 billion distributed by Smart. Accordingly, PLDT Fixed Line reduced its debts by US$472 million during the period, thus bringing its debt balance to about US$1.5 billion as of the end of September 2005, with another US$50.9 million of 2007 PLDT bonds paid down today. Interest costs decreased by over P1 billion to P7 billion during the period, reflecting the benefits of PLDT Fixed Line’s aggressive deleveraging strategy.

On October 24, 2005, PLDT issued to the holders of its Series III Convertible Preferred Shares a mandatory notice to convert the preferred shares into common shares by December 19, 2005. As a result of this conversion, the number of outstanding common shares will increase by 4.6% to approximately 180 million shares from 171.9 million shares. The dilutive effect on earnings is lower at approximately 1% as preferred dividends paid by PLDT will be reduced by P1 billion per annum upon conversion.

"We believe the pace and level of PLDT’s debt repayments are unprecedented in Philippine corporate history and we are determined to see this deleveraging program through to completion. As debts are reduced further, dividends to our shareholders can be raised, and our ability to continue investing in projects like our Next Generation Network, our fixed and wireless broadband initiatives and other opportunities that will add value to the Group is enhanced," concluded Nazareno.

Epldt: Making Its Presence Felt

ePLDT, the Group’s information and communications technology arm, reported a profit of P109 million for the first nine months of 2005. Service revenues grew 37% to P2.1 billion from P1.5 billion in the same period last year as its various business segments continued to post improved results.

Consolidated call center revenues continued to lead the way, growing 51% to P1.4 billion as a result of increased capacity utilization and upward price adjustments for additional programs being handled. Combined call center seats reached 3,315, making ePLDT one of the largest call center operators in the country. Ongoing expansion will increase capacity to 4,800 seats by next year.

ePLDT’s other business segments, which include Netopia, the Vitro Data Center and other Internet-related services, registered significant revenue improvements as well, as their combined service revenues increased by 17% to P739 million for the first nine months of 2005, compared to P633 million in the same period last year.

“We are buoyed by our continued profitability for the year and look forward to making a more meaningful contribution to the Group, both financially and strategically”, said Ray C. Espinosa, ePLDT President and CEO.

PLDT Group:Transformation Underway

“We are pleased to announce the declaration of a second interim dividend for 2005 of P21 per share, an indication of the Group’s excellent cash flow position and growing profits. However, we are not sitting still and are taking measures in anticipation of more challenging times, especially in the next year or so. We continue to build our Next Generation Network and invest in other new technologies in order to better position PLDT to develop new revenue streams while achieving greater efficiencies,” said Manuel V. Pangilinan, PLDT Chairman.

(a)      As restated to reflect adoption of International Accounting Standards

(b)      EPS based on reported net income

(c)       Net income excluding the net impact of gains/losses on FX and derivative transactions and certain adjusting items

(d)      EPS based on net income excluding the net impact of gains/losses on FX and derivative transactions and certain adjusting items

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua Anna V. Bengzon Ramon R. Isberto

Tel No: 816-8213 Tel No: 816-8024 Tel No: 511-3101

Fax No: 844-9099 Fax No: 810-7138 Fax No: 893-5174

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups - fixed line, wireless and information communications technology - PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, cellular and satellite network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American depositary shares are listed on the New York Stock Exchange (NYSE:PHI) and the Archipelago Exchange. PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By :

Name : Ma. Lourdes C. Rausa-Chan

Title : Corporate Secretary

Date: November 8, 2005